UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Inageya Co., Ltd.

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

United Super Markets Holdings Inc.

(Name of Person(s) Furnishing Form)

Shares

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Inageya Co., Ltd.

Attn: Kazushige Hamura

6-1-1 Sakae-cho, Tachikawa City, Tokyo, Japan

Telephone: Telephone: +81-42-537-5111

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

United Super Markets Holdings Inc.

1 Kanda Aioi-cho, Chiyoda-ku, Tokyo, 101-0029, Japan

Telephone: +81-3-3526-4761

and

Nels Hansen White & Case LLP 26th Floor, Marunouchi Trust Tower Main 1-8-3 Marunouchi, Chiyoda-ku Tokyo 100-0005 Japan Telephone: +81-3-6384-3300	Jessica Chen White & Case LLP 1221 Avenue of the Americas New York, NY 10020 Telephone: (212) 819 8200

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)

The following documents are attached hereto as exhibits to this form:

Exhibit No.	Description
1.1	English translation of Press Release, dated May 27, 2024, titled “Results of Exercise of Voting Rights at the 9th Ordinary General Meeting of Shareholders”.

(b)	Not applicable.

Item 2. Informational Legends

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in the documents referred to in Item 1.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Not applicable.

(2)	Not applicable.

(3)	Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1)	A written irrevocable consent and power of attorney on Form F-X was submitted to the Securities and Exchange Commission on April 19, 2024.

(2)	Not applicable.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

United Super Markets Holdings Inc.

By:	/s/ Motohiro Fujita
Name:	Motohiro Fujita
Title:	President and Representative Director

Date:	May 28, 2024

4